Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 000-23597

On May 28, 2002, Extended Systems and ViaFone, Inc. entered into an Agreement and Plan of Merger and Reorganization. The following information was posted to a special section of the Extended Systems' external website.

HOME PAGE
With the deal expected to close sometime in July or August, the management teams of Extended Systems and ViaFone will be working hard to ensure that the integration of these two leading mobile solutions companies will be completed efficiently and transparently to our customers and partners. We invite you to review the information on this Web site and if any questions arise, please contact us at one of the email addresses below.

--------------------------------------------------------------------------------
QUESTIONS?
Please direct all questions related to the ViaFone acquisition as follows: customer questions: acquisition@extendedsystems.com investor questions: xtnd@extendedsystems.com press questions: joanne.taylor@extendedsystems.com

Sidebar:
Adherence to a proven strategy is critical to future success. For more than 16 years, Extended Systems has provided enterprise organizations worldwide with industry-leading technology solutions. Sound business practices, combined with an understanding of corporate IT organizations and the needs of end users, have enabled us to build a highly successful business.

CORPORATE OFFICES
5777 N. Meeker Ave.
Boise, Idaho 83713
800-235-7576 (U.S. & Canada)
208-322-7800 (outside North America)
Fax: 208-327-5004
E-mail: info@extendsys.com

LETTER FROM THE PRESIDENT

May 28, 2002
We are pleased to announce that Extended Systems has signed a definitive agreement to acquire ViaFone, a leading provider of mobile enterprise applications. This acquisition further enables Extended Systems to execute on its strategy of enabling enterprises to extend business critical applications to mobile and wireless environments.

The addition of ViaFone's OneBridge mobile application solution will build on Extended Systems' leadership position in synchronization and mobile data management to include a wider range of wireless access options and pre-packaged mobile applications.

By offering enterprises a more complete suite of mobile management products, applications and services, we expect the combined company will be a reliable, single-source for mobile deployment. The benefits to you, our enterprise customers are:

     o One mobile server and one client platform for the integration of corporate data regardless of the database source. Users will be delivered one common application or view regardless of the device or connectivity.

     o New out-of-the-box mobile applications for sales and service professionals that will increase the value of mobile deployments by cost-effectively extending your investment in business applications such as Customer Relationship Management, Sales Force Automation and Enterprise Resource Planning.

     o Ability to centrally and securely manage and maintain control of all mobile devices from a single server regardless of the mobile device, the connection (wired or wireless), the operating system, the application or the database.

     o Product that addresses the complete continuum of mobile needs from one vendor including: sync/wireless; offline/online; thin/thick and data/voice.

We look forward to completing the acquisition process and integrating our two winning teams allowing us to move forward on our commitment to be a long-term mobile solutions provider for our enterprise customers around the world.

Best Regards,
Steve Simpson
President and CEO
Extended Systems

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.


FAQS
Below you'll find a comprehensive list of questions and answers related to the ViaFone acquisition. If you have a question that is not included in this list, feel free to email us at acquisition@extendedsystems.com.

--------------------------------------------------------------------------------
Q: WHY IS EXTENDED SYSTEMS ACQUIRING VIAFONE?
A: Extended Systems believes the enterprise market for complete mobile solutions and related services is in its early stages and sees significant growth potential, with a strong ramp in 2003. Extended Systems' acquisition of ViaFone expands our position in the market and accelerates our strategy to provide a comprehensive mobile platform for Groupware and business applications. Through the acquisition, Extended Systems now offers large enterprises a solutions partner who we believe is extremely competitive in its ability and experience in delivering mobile and wireless business solutions that address the entire continuum of mobile devices, networks and applications. We believe Extended Systems offers the most complete technology foundation led by a solid management team.

Combining the companies offers Extended Systems the ability to lead a growing market and provides our customers a single mobile and wireless solutions partner. We believe the combination offers existing and future customers a financially sound, long-term mobile infrastructure and application provider and partner.

Q. HOW DOES THIS ACQUISITION ALIGN WITH EXTENDED SYSTEMS' BUSINESS STRATEGY?
A. With more than 2000 corporations using Extended Systems technology, the company has established an excellent customer presence in the emerging mobile enterprise market. Extended Systems is focused on extending its existing customer relationships and expanding its presence in the high growth mobile enterprise market by building or buying solutions that will expand the company's market opportunities and accelerate enterprise market adoption. Through this acquisition, Extended Systems becomes a technology leader in both synchronization and real-time access, offers its customers complete mobile solutions, while maintaining a strong financial model.

Q: WHAT WERE THE FINANCIAL TERMS OF THE DEAL?
A: Under the terms of the agreement, ViaFone stockholders will receive 3 million newly-issued shares. All ViaFone options and warrants expire.

Q: WHAT WILL BE THE NAME OF THE COMBINED COMPANY?
A: Extended Systems - ViaFone employees will become Extended Systems employees.

Q: WILL EXECUTIVE STAFF AT EXTENDED SYSTEMS CHANGE?
A: No changes in executive staff are planned. The ViaFone CEO and CFO will work through the close and will not be joining Extended Systems. The rest of the management team will be integrated with the Extended Systems team.

Q. DO YOU PLAN TO KEEP ALL OF VIAFONE'S EXISTING OFFICES OPEN? WHERE WILL YOUR CORPORATE HEADQUARTERS BE LOCATED?
A. Extended Systems corporate headquarters will remain in Idaho. ViaFone's Brisbane and Toronto offices will remain in operation. The integration team is evaluating other company operations to determine adjustments that will maximize our business going forward.

Q: HOW WILL THIS ACQUISITION CHANGE OR CONTRIBUTE TO EXTENDED SYSTEMS CURRENT PRODUCT OFFERING?
A: This acquisition further strengthens Extended Systems' ability to meet the needs of enterprise customers - including mobile executives, mobile sales and service employees, and IT management - to provide complete mobile enterprise solutions - from a single vendor. The planned combination of ViaFone's mobile application software and Extended Systems mobile information management software will offer its enterprise customers the following features/benefits:

   1. New applications and services that extend existing enterprise applications, offering a fast path to business value. We will:

       a. Continue to build on PIM and email sync capabilities by adding real-time access to a broader range of devices thus further increasing the mobile value of your Notes or Exchange applications.
       b. Add out-of-the-box applications for sales and service professionals that will increase the value of mobile deployment by cost-effectively extending your investment in business applications such as CRM/SFA and ERP.
       c. Provide a strategic platform that will scale with future needs providing support for development and deployment of custom applications without the need for a new server and separate devices or a new application management system.
       d. Provide a product that addresses the complete continuum of mobile needs from one vendor: sync/wireless, offline/online, thin/thick, data/voice.

   2. Enables IT administrators to centrally and securely manage and maintain control of all mobile devices from a single server-based model.

       a. Regardless of the mobile device, the connection, the operating system, the application or the database, Extended Systems ensures reliable, secure data transfer and management.
       b. Making access to information from mobile devices easier for the end-user while still ensuring IT can easily deploy, manage and secure access to corporate data.
       c. Minimized hardware and management costs through a single server model with consistent enterprise systems management, device management flexibility for multiple devices, and lower overall TCO through centralized back up, software distribution, and a common security and authentication model. d.

   3. Provide enterprises with one mobile server and one client platform for the integration of corporate data regardless of the database source. Users will be delivered one common application or view regardless of the device or connectivity available.

       a. Benefits are reduced hardware costs and complexity of using mobile servers from multiple vendors and service delivery flexibility (any device or operating system, connection, database and now application). All this is now available from a single vendor with comprehensive support.

Q: WHEN CAN WE EXPECT TO SEE PRODUCTS THAT INCORPORATE TECHNOLOGIES FROM BOTH EXTENDED SYSTEMS AND VIAFONE?
A: The Extended Systems and ViaFone product solution sets are complementary. For the next six months, we will focus on selling existing solutions and meeting our revenue objectives. We will look for cost-effective ways to combine the technologies where that combination provides more value to our customers. Where there is crossover in functionality, we'll be evaluating the underlying technology and integrating the technology that provides the best solution for our combined customer base. We expect to see the first phase of integration for certain pieces of each company's technology by the end of the year (Q2 FY03).

Q: DO YOU PLAN TO CONTINUE TO SELL AND SUPPORT VIAFONE'S CURRENT PRODUCTS?
A: Our product roadmap will support ViaFone's and Extended Systems' existing customers. We expect that future versions of Extended Systems' XTNDConnect Server will incorporate pieces of the newly acquired technology, and ViaFone's OneBridge packaged mobile applications will be a key addition to our offering to enterprise customers. Extended Systems will now be able to offer customers a full suite of mobile enterprise solutions including data and device support and management, pre-packaged mobile applications, an array of anywhere, anytime connectivity options, and a mobile development environment that supports a broad range of programming languages. We will continue to support ViaFone's customers and products.

Q: HOW WILL THIS TRANSACTION AFFECT EXTENDED SYSTEMS PRODUCT LINE?
A: The acquisition will add to the suite of products we have to offer large companies that are deploying mobile devices for email/PIM access and corporate application access. The two companies' technologies are complementary and based on an intense focus to meet the needs of mobile users and IT management within the enterprise. Customers will benefit from a single-source provider for all of their mobility needs. This transaction enables Extended Systems to go to market with a robust mobile platform, mobile applications and an opportunity to offer more to existing enterprise customers that are looking to expand to a more complete wireless solution that includes applications for mobile sales and service professionals.

Q: WHAT WILL THE IMPACT BE FOR EXTENDED SYSTEMS' CUSTOMERS?
A: Together the companies form a global market leader for mobile enterprise solutions. As a single vendor, the combined company can address the key areas of mobility today and in the future, including: centralized management of data and devices, synchronization for information capture and access, real-time information access for critical, time-sensitive information, voice access and out-of-the-box mobile applications for sales and field services all on a platform that can be extended for building customized applications.

Q: DO YOU PLAN TO CONTINUE TO SUPPORT, DEVELOP AND SELL VIAFONE'S ONEBRIDGE APPLICATIONS AND PLATFORM?
A: ViaFone OneBridge is key to the future of the combined company. OneBridge forms the core technology for the complete application tool set we will provide to enterprise customers.

Q: WHAT SYNERGIES DO THE TWO COMPANIES HAVE FROM A PRODUCT STANDPOINT? HOW DOES THE VIAFONE SOLUTION WORK WITH EXTENDED SYSTEMS SOFTWARE?
A: The companies' product offerings are highly complementary. With the addition of ViaFone's products, Extended Systems will offer customers a full spectrum of support for any mobile device/operating system (Pocket PC, Palm, Symbian or RIM); any application development environment including horizontal applications such as Microsoft Exchange or Lotus Notes, vertical applications, including CRM or field sales and a mobile development platform that supports ODBC or OLE DB compliant databases through both C++ or JAVA programming.

Q: DO YOU PLAN TO CONTINUE TO SUPPORT, DEVELOP AND SELL EXTENDED SYSTEMS' BLUETOOTH EMBEDDED PRODUCTS?
A: Yes, we will continue to support, develop and sell not only Bluetooth embedded products but our full suite of embedded products. The use of IrDA, Bluetooth and SyncML in mobile devices increases the market size for XTNDConnect and OneBridge. Additionally, these customer relationships are key as we work to provide a broad range of device support.

Q. DO YOU PLAN TO CONTINUE TO SUPPORT, DEVELOP AND SELL EXTENDED SYSTEMS' ADVANTAGE DATABASE SERVER?
A. Yes. The Advantage Database Server is an important product in the Extended Systems offering and will continue to be offered as a standalone product. In addition, Advantage technology is incorporated in areas of the XTNDConnect Server product offering today and will be in the future.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

ABOUT VIAFONE

Q. WHAT IS VIAFONE'S BUSINESS?
A. ViaFone provides mobile enterprise applications that bridge field employees and critical business systems, information and processes. These mobile applications are built on top of ViaFone's industry leading OneBridge mobility platform. ViaFone OneBridge delivers voice and wireless data applications across all handheld devices as well as WAP and standard telephones. ViaFone's solutions are designed to enable corporations to reduce operating costs, increase productivity and maximize the value of existing enterprise systems.

ViaFone's OneBridge products have been built to enable companies to yield significant productivity gains by mobilizing their field forces. They have done this by developing products that have the following attributes:

     o Very easy to use so that they can be readily deployable to a large skill diverse workforce

     o   Rapid implementation and robust tools for extensibility

     o Flexible, addresses the state of the mobile user: voice and data access, connected and disconnected capabilities

     o Extensible - not additive to enterprise software systems, utilizes existing enterprise systems and devices

     o Address significant business challenges to deliver concrete operating benefits

Q. HOW LONG HAS VIAFONE BEEN IN BUSINESS?
A. ViaFone was founded in September 1999

Q. WHAT STRATEGIC RELATIONSHIPS DOES VIAFONE HAVE IN PLACE?
A. ViaFone's key go-to-market partners include Hewlett-Packard, EDS and webMethods. In order to meet the needs of its enterprise customers, ViaFone has also forged relationships with complementary technology firms, including, Siebel, SAP, Microsoft, Tibco, SoftwareAG and others.

Q. WHO ARE VIAFONE'S CURRENT CUSTOMERS?
A. Some of ViaFone's customers include: Hewlett-Packard, FedEx, CIBC, Scotiabank, First National Merchant Processing, Bell Mobility, Ericsson and others.

Q. WHAT PRODUCTS/FUNCTIONALITY DO THEY OFFER?
A. ViaFone's current flagship product, ViaFone OneBridge(TM) version 3.5, delivers a flexible, mobility software platform, development tools and three packaged out-of-the-box enterprise mobile applications for field sales, field service and mobile enterprise professionals. ViaFone also offers a vertical application, OneBridge Mobile Pharma that is specialized to meet the needs of pharmaceutical sales representatives.

OneBridge products support mobile applications via voice and/or data, real-time wireless and offline-via-sync operation across all popular communications devices and networks - land-line and cell phones WAP-enabled phones, Pocket PC and Palm handhelds, as well as RIM BlackBerry pagers. ViaFone OneBridge, which integrates with e-business and legacy enterprise applications, is designed to enable enterprises to boost workplace productivity and increase return on existing investments.

--------------------------------------------------------------------------------
For more information about ViaFone, please visit the ViaFone Web site at www.viafone.com

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.

FORWARD LOOKING STATEMENTS
This website contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

HOW TO GET MORE INFORMATION

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

PERSONS INVOLVED IN THE SOLICITATION OF PROXIES
Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.